As filed with the Securities and Exchange Commission on October 1, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

SEGA SAMMY HOLDINGS INC.

(f/k/a Sammy Corporation)
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
JAPAN
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing shares of common stock of SEGA SAMMY HOLDINGS INC.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$316.75

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-14162).

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2004, among SEGA SAMMY HOLDINGS INC., Sammy Corporation, SEGA CORPORATION, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 1, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for shares of common stock of SEGA SAMMY HOLDINGS INC.

By:

The Bank of New York,
 As Depositary

By:  /s/ Andrew J. Zelter

         Andrew J. Zelter

         Managing Director

Pursuant to the requirements of the Securities Act of 1933, SEGA SAMMY HOLDINGS INC. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on October 1, 2004.

SEGA SAMMY HOLDINGS INC.

By:  /s/ Hajime Satomi
Name: Hajime Satomi
Title: Chairman, President and Representative
          Director

Each person whose signature appears below hereby constitutes and appoints Keishi Nakayama his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on October 1, 2004.

/s/ Hajime Satomi Name: Hajime Satomi Chairman, President and Representative Director (principal executive, financial and accounting officer)	/s/ Hideki Okamura Name: Kenkichi Yoshida Director
/s/ Hisao Oguchi Name: Hisao Oguchi Vice Chairman and Director	/s/ Hideki Okamura Name: Hideki Okamura Director
/s/ Keishi Nakayama Name: Keishi Nakayama Senior Managing Director	/s/ Yasuo Tazoe Name: Yasuo Tazoe Director
/s/ Kiyofumi Sakino Name: Kiyofumi Sakino Managing Director	/s/ Yoshiharu Suzuki Name: Yoshiharu Suzuki Authorized U.S. Representative

Pursuant to the requirements of the Securities Act of 1933, Sammy Corporation has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of  Tokyo, Japan on  October 1, 2004.

Sammy Corporation

By:  /s/ Hajime Satomi
Name: Hajime Satomi
Title: Chairman, Representative Director and
          CEO

Each person whose signature appears below hereby constitutes and appoints Hideo Yoshizawa his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on October 1, 2004.

/s/ Hajime Satomi Name: Hajime Satomi Chairman, Representative Director and CEO (principal executive, financial and accounting officer)	/s/ Kiyofumi Sakino Name: Kiyofumi Sakino Managing Director
/s/ Toru Katamoto Name: Toru Katamoto Vice Chairman and Representative Director	/s/ Yoshiharu Suzuki Name: Yoshiharu Suzuki Managing Director (authorized U.S. representative)
/s/ Kenkichi Yoshida Name: Kenkichi Yoshida President, Representative Director and COO	/s/ Hideo Yoshizawa Name: Hideo Yoshizawa Director
/s/ Keishi Nakayama Name: Keishi Nakayama Senior Managing Director	/s/ Katsuya Kondo Name: Katsuya Kondo Director

Pursuant to the requirements of the Securities Act of 1933, SEGA CORPORATION has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on October 1, 2004.

SEGA CORPORATION

By:  /s/ Hisao Oguchi
Name: Hisao Oguchi
Title: President, Representative Director
          and COO

Each person whose signature appears below hereby constitutes and appoints Hisao Oguchi and Akira Sugano, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on October 1, 2004.

/s/ Hajime Satomi Name: Hajime Satomi Chairman, Representative Director and CEO	/s/ Akira Sugano Name: Akira Sugano Director (principal financial and accounting officer)
/s/ Hisao Oguchi Name: Hisao Oguchi President, Representative Director and COO (principal executive officer)	/s/ Hideaki Irie Name: Hideaki Irie Authorized U.S. Representative
/s/ Yoshiharu Suzuki Name: Yoshiharu Suzuki Managing Director
/s/ Hideki Okamura Name: Hideki Okamura Managing Director
/s/ Yasuo Tazoe Name: Yasuo Tazoe Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2004, among SEGA SAMMY HOLDINGS INC., Sammy Corporation, SEGA CORPORATION, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.